Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

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May 1, 2008

     VIA EDGAR
MAIL STOP 3720

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549

Attention:                Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

BARK GROUP INC. (the “Company”)
Registration Statement on Form S-1
Filed March 14, 2008
SEC File No. 333-150526

We write on behalf of the Company in response to Staff’s letter of April 8, 2008 (the “Comment Letter”) signed by Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-1 registration statement filing. In response to the Comment Letter, the Company has filed with the Commission via the EDGAR system an Amendment No. 1 to the Form S-1 registration statement (the “Form S-1/A1”). We enclose with this letter two copies of the Form S-1/A1 together with two black-lined copies of the Form S-1/A1 showing changes made to the Form S-1 in response to Staff’s comments.

In addition to the Form S-1/A1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form S-1/A1.

General

1.

We note that you are registering the sale of 4,642,151 shares of common stock by selling shareholders. We also note statements contained in the advisory agreements with DeBondo Capital and PacificWave relating to the filing of this Form S-1 as one step in the effort “for the direct registration and listing of Bark and its issued share capital” and the statement in the Bark Corporation Funding Agreement that Bark Corporation was established with the aim to quote the company’s shares on the OTCBB and, subsequently, list such shares on the AMEX. (Exhibits 10.10, 10.13, and 10.22, and 10.18, respectively)

Given the timing of the offering in relation to the reverse merger and the nature of several of the selling shareholders (insiders of the operating company), the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, an explanation of the relationship between the company and the selling shareholders, whether there were any material agreements between the company and any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchased your stock. Please refer to Telephone Interpretation D-29, available at http://www.sec.gov/interps/ telephone/cftelinterps_rule415.pdf, for guidance in distinguishing secondary offerings from primary offerings. Alternatively, revise the registration statement to recharacterize the offering as a primary offering by the company through the selling shareholders, state the fixed price at which the shareholders will sell the shares for the duration of the offering and name the selling shareholders as underwriters.

The Company has reviewed Staff’s comment and, in summary, does not believe that the selling shareholders can be considered underwriters selling on behalf of the issuer or that the offering should be appropriately classified as a primary offering on this basis. Accordingly, the Company has not amended the registration statement to reflect the offering as a primary offering.

In reaching this conclusion, the Company has considered Telephone Interpretation D-29, which is repeated below for reference:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller's prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 "public float" test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company undertook the filing of the registration statement with the objectives of (i) becoming a reporting issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) registering the shares of its common stock under the Securities Act of 1933, as amended (the “Securities Act”), each in order that the shares of the Company would be eligible for trading on the OTC Bulletin Board. The filing statement was undertaken by the Company in the absence of any registration rights compelling the Company to register any securities under the Securities Act. The filing is part of an overall strategy of the Company which involves enabling a public market for the Company’s common stock to develop. The Company believes that the presence of a United States public market for the Company’s securities will better position the Company to obtain financing from new investors, who will have assurance that there will be a market for their shares should they determine to sell in the future. The Company also believes that listing on a securities exchange in the United States will further enhance both the Company’s ability to raise capital and the Company’s ability to use its common stock as consideration for prospective acquisitions. In this context and for the additional reasons set forth below, the offering being registered by the registration statement is correctly a secondary offering.

The Company’s analysis is as follows:

  Relationship to the Company

The Company’s shareholders consist of three groups, namely:

  the founding shareholders of Bark Corporation, who hold in aggregate 11,314,510 shares representing 69.8% of the issued and outstanding shares of the Company,

  the minority shareholders of Bark Corporation who exchanged their shares of Bark Corporation for shares of the Company, who hold in aggregate 1,650,038 shares representing 10.2% of the issued and outstanding shares of the Company, the original shareholders of the Company, which we refer to as the Exwal shareholders, who hold in aggregate 3,241,138 shares representing 20.0% of the issued and outstanding shares of the Company.

None of these shareholders is in the business of underwriting securities.

With respect to the founding shareholders, these shareholders are primarily individuals who are founders of Bark Corporation and who are involved in the management and direction of the business of Bark Corporation. These shareholders made an initial investment in Bark Corporation. These founding shareholders are long-term investors by virtue of the fact of being members of the board of directors and management. Further, these shareholders only have a portion of their shares named in the registration statement.

With respect to the original Exwal shareholders, these shareholders have held their shares in Exwal for approximately two years. The length of their investment is inconsistent with them being deemed underwriters as they clearly have not purchased in circumstances where they are acting as conduits for the Company.

With respect to the Bark minority shareholders, these shareholders consist primarily of employees of Bark Corporation and friends and business associates of the officers and directors of the Company. Their close proximity to the Company by virtue of their employment with Bark Corporation or their relationship with the officers and directors of the Company is inconsistent with a short term investment in the Company.

  Registration Rights

The shareholders of the Company who are named as “Selling Shareholders” in the registration statement were not provided with any registration rights. Accordingly, the Selling Shareholders did not negotiate and were not granted any contractual right to require registration of their shares under the 1933 Act in order that they could ensure a minimal period between the time of their investment and the time of their ability to resell. This is distinct from a situation where investors have invested in an issuer with rights that require the issuer to register the securities issued within short defined periods of time with penalties for failure to register, which are common in circumstances where investors would be deemed by the Commission to be acting as a conduit of the securities to the public. Further, the absence of registration rights is consistent with a longer term investment horizon than a short-term investment horizon which would be expected in a scenario where the selling shareholders were acting as underwriters.

  Lock-Up Agreements

Each of the selling shareholders in the Company, other than the founding shareholders, has entered into an agreement that limits the number of shares that these shareholders may sell into the market once the registration statement is effective. With respect to the founding shareholders, we note that the registration statement only qualifies a portion of the shares owned by these shareholders. These lock-up agreements will have the effect of limiting the number of shares that can be sold into the public market. Again, these lock-up agreements are consistent with a longer term investment horizon as opposed to a short term where the investors are acting as conduits for the sales of the Company’s securities to the public.

  Length of Time of Ownership of Shares

With respect to the founding shareholders, these shareholders originally acquired their shares in Bark Corporation on October 9, 2006 and have made a long-term investment in Bark Corporation by virtue of the fact of they are comprised of members of the board of directors and management. Further, these shareholders only have a portion of their shares registered in the registration statement, which is consistent with their long term intent to remain as shareholders of the Company.

With respect to the original Exwal shareholders, these shareholders have held their shares in the Company since either March 2006 or November 2006, being a period of at least eighteen months in either case. The length of their investment is inconsistent with them being deemed underwriters as they clearly have not purchased in circumstances where they are acting as conduits for the Company.

With respect to the Bark minority shareholders, while these shareholders have owned their shares since either September 2007 or December 2007, their investment was to assist the Company in its business expansion as opposed to being able to obtain marketable securities for short-term resale.

  Circumstances of Investment

With respect to the founding shareholders, the founding shareholders made their investment with a view of creating Bark Corporation and implementing its business strategy of acquiring business in the media and advertising industry. Subsequent to this investment, Bark Corporation commenced its initial business and expanded its business through the acquisitions of Bark Copenhagen and Bark Media. The investments by the founders have enabled the Company to expand its business. As such, the investment by the founders is again a long-term investment that is inconsistent with their being considered underwriters.

With respect to the original Exwal shareholders, these shareholders purchased their shares in order to enable the Company to pursue the acquisition of a business known as “Columbiz”. While this business acquisition was not successful, their investment was to enable the Company to acquire a business, rather than to acquire securities for distribution to the public.

With respect to the Bark minority shareholders, these shareholders are investors who have made an investment in Bark Corporation, being the operating subsidiary of the Company. These investors completed their investment in the operating company. As such, their investment was for the purpose of obtaining an ownership interest in Bark Corporation and its expanding business.

  Amount of Shares Registered by the Selling Shareholders

An analysis of the shares held by the selling shareholders indicates that there is a broad distribution of the shares amongst the selling shareholders. To illustrate, no one shareholder owns more than 5.4% of the shares being registered by the registration statement. We appreciate that where more than 30% of the Company’s outstanding shares are being registered and these shares are held by a small group of investors, then the Commission will consider that there is a strong inference that the investors are in fact underwriters, particularly when coupled with registration rights and penalty provisions. However, less than 30% of the Company’s outstanding shares are being registered. Perhaps more important, no one selling shareholder is selling more than 1.54% of the Company’s outstanding shares, which we submit means the inference of a primary offering should not be applied in this case.

  Material Agreements

There are no material agreements between the selling shareholders and the Company, other than the repurchase and lock-up agreements entered into between the Company and the Exwal shareholders and the agreements with the minority shareholders of Bark Corporation. With respect to these agreements, the Company is under no contractual obligation to register the resale of these shares. As noted above, the absence of any registration obligation is consistent with a secondary offering, rather than a primary offering.

Prospectus Summary, page 3

Corporate Organization, page 7

2.	Briefly discuss the business reasons for the reverse merger. We note that these transactions have usually occurred in order for the private company to become a public company through the merger.

In response to Staff’s comment, the Company has expanded the discussion on the corporation organization in the Summary section to discuss the business reasons for the merger. In response to Staff’s comment, the Company advises Staff that the reverse merger was completed as part of its strategy to become a publicly traded U.S. company and the belief of management of Bark Corporation that:

  U.S. investors would be more willing to invest in the business of Bark Corporation through a publicly traded U.S. corporation versus a privately held Danish corporation. This is based in part on management’s historical experience that investors in the United States have a better understanding of the marketing and advertising industry and Bark Corporation’s strategy within this industry as compared to investors in other markets, and shares in a publicly traded U.S. corporation would be more attractive as acquisition consideration in the event that the Company attempts to acquire a new business through the issuance of share equity. This was a particular consideration in view of the fact that management’s long term plans include expansion into the U.S. market, although no such expansion is anticipated during 2008 or 2009.

The reverse merger with Exwal offered the advantage of achieving this objective while at the same time adding to the Company’s base of shareholders. Without the inclusion of the Exwal shareholders, the Company was of the belief that there would not be sufficient distribution for FINRA to approve the trading of the Company’s shares on the OTC Bulletin Board.

3.	Move your corporate organizational chart (currently on page 37) to this section.

In response to Staff’s comment, the Company has moved the corporate organization chart to the corporation organization in the Summary section.

Risk Factors, page 11

4.

Your risk factor disclosure contains several risks that could apply to any company or any business. For example, the risk factors contained under the headings “Unfavourable economic conditions…” and “If we are unable to collect balances…” should be revised in order to disclose and discuss particular risks to the company or the offering. Set forth each risk factor under a subheading that adequately describes the risk.

In response to Staff’s comment, the Company has revised the risk factors throughout to eliminate those risk factors that could apply to any company or business.

The loss of our key customers could cause significant reduction in our business, page 12

5.

Identify the three customers referred to in the risk factor, and confirm in your response letter that as far as you know none of these three companies are experiencing financial distress. We note your later risk factor highlighting this possible concern.

In response to Staff’s comment, the Company has amended the noted risk factor to identify the three largest customers that are referred to in the risk factor. In addition, the Company has expanded the risk factor to confirm that none of these companies are presently experiencing financial distress to the knowledge of the Company.

As there is a substantial doubt as to our ability to continue as a going concern, there is a significant risk that our business could fail, page 13

6.	Move this risk factor to the forefront of this section and highlight the company’s operating losses to date.

In response to Staff’s comment, the Company has moved the going concern risk factor to the forefront of the Risk Factors section and has added a sentence highlighting the fact that the Company has not achieved profitable operations to date and has incurred a loss of $398,000 in fiscal 2007.

Our business strategy of development through acquisitions and investments can be risky, page 14

7.	Revise the last sentence of this risk factor to remove the implication that you have any earnings to date.

In response to Staff’s comment, the Company has amended the risk factor to revise the last sentence to remove the implication that the Company has achieved earnings to date.

There is no assurance that we will secure any financing through our engagement agreement with PacificWavePartners Limited, page 15

8.	If you are not successful in raising $10 million through the sale of equity securities, clarify what effect the Repurchase and Lock Up Agreements will have on this offering.

In response to Staff’s comment, the Company has added a separate risk factor disclosing that exercise of the repurchase right in the event that a $10 million in equity financing is not raised may result in there being insufficient distribution in the Company’s shares for the Company’s shares to be eligible for trading on the OTC Bulletin Board.

Sales of a substantial number of shares of our common stock into the public market by the selling shareholders named in this prospectus may result in significant downward pressure on the price of our common stock, page 19

9.

Expand this risk factor to highlight the potential dilutive effect of shares that will become available for resale pursuant to Rule 144 and shares that may be issued in connection with the anticipated $10 million equity financing.

In response to Staff’s comment, the Company has amended this risk factor in order to disclose that sales becoming eligible for resale pursuant to Rule 144 may result in further downward pressure on the price of the Company’s common stock.

Selling Stockholders, page 22

10.

Tell us in your response letter whether any of the selling shareholders will be able to see their shares pursuant to Rule 144 once the company becomes a reporting company pursuant to the Securities Exchange Act of 1934.

In response to Staff’s comment, we advise that that selling shareholders who are not affiliates of the Company and who were not original shareholders of Exwal will be able to sell their shares pursuant to Rule 144 upon a period of six months having elapsed from the date of acquisition of their securities from the Company, provided that the Company has been a reporting issuer under the Exchange Act for at least 90 days immediately prior to the date of sale. With respect to those selling shareholders who are affiliates, the current public information, limitations on amount of securities sold, manner of sale, brokerage transactions and notice requirements must also be met, in addition to the above requirements for non-affiliates. For the reasons set forth in the response to Comment No. 12, we believe that the appropriate date for commencement of the hold period for Rule 144 is February 29, 2008, being the date that the Company acquired Bark Corporation. Based on the above, the selling shareholders will not be able to immediately resell their shares under Rule 144 once the Company becomes a reporting company under the Exchange Act, but will be able to do so once the appropriate time periods have lapsed. With respect to those shareholders who originally invested in Exwal, these shareholders will not be able to sell their shares in reliance of Rule 144 for a period of one year from the effective date of the registration statement in view of the operation of Rule 144(i) and its applicability to Exwal as a “shell company” prior to the acquisition of Bark Corporation.

Plan of Distribution, page 26

11.

We note the disclosure that no selling shareholder has any agreement or understanding, directly or indirectly, with any person to resell the shares covered by this prospectus. Please reconcile with the arrangements set forth in Exhibit 10.20.

In response to Staff’s comment, the Company has amended the Plan of Distribution section in order to confirm that there are no agreements to resell the shares, other than to the Company pursuant to its right to repurchase the shares in the circumstances described under “Organization Since Incorporation - Reverse Acquisition Transaction of Bark Corporation”.

Sales Pursuant to Rule 144, page 27

12.	We note your statement that none of your shares currently may be resold pursuant to Rule 144. However, it appears that shares being registered for resale have been held for more than 1 year by non-affiliates. Please advise.

In response to Staff’s comment, the Company disclosed that no shares are currently eligible for resale pursuant to Rule 144 due to the fact that Exwal was a “shell company” prior to the completion of the acquisition of Bark Corporation, with the result that resales of shares by the original Exwal shareholders under Rule 144 will be are presently precluded by Rule 144(i).

Reverse Acquisition Transaction of Bark Corporation, page 41

13.

We note the discussion of the Repurchase Agreement contained on page 42. Please disclose the business purpose for the parties entering into such agreement within the broader context of the reverse merger, including all incentives for the Exwal shareholders, as it appears that such shareholders have agreed to the reverse merger and to surrender their shares at a much lower price ($0.001) than their initial investment.

In response to Staff’s comment, the Company has expanded the disclosure under “Organization Since Incorporation” in order to disclose what it believes to be the business rationale for the Exwal shareholders agreeing to the repurchase right.

14.

We note your statement that transfer of the remaining 12.5% minority interest in Bark Corporation following the reverse merger was authorized by the articles of association of Bark Corporation. Indicate whether your legal conclusion is based upon an opinion of counsel. Confirm through additional disclosure that the exchange ratio for the minority shares was the same as for the principal shareholders representing 87.5% of Bark Corporation. Also, indicate whether any of the minority shareholders have expressed opposition to the reverse merger.

In response to Staff’s comment, the Company advises that it did obtain the legal opinion of Danish legal counsel to Bark Corporation that the transfer was authorized by the articles of association of Bark Corporation at the time of the completion of the acquisition. The Company has added the additional disclosure requested by Staff.

Agreement with DeBondo Capital, page 42

15.

We note your discussion of the indemnification towards the end of this section and the condition that audited financial statements for the year ended September 30, 2007 which do not conflict with those presented in the share purchase agreements be delivered. The share purchase agreements appear to contain financial statements for a year ended December 31, 2007. Please advise or revise.

In response to Staff’s comment, we advise that the disclosure relates to the pre-acquisition financial statements of the Company. As such, these financial statements relate to the Company during which period it was Exwal Inc. Disclosure has been added to the discussion on the agreement with DeBondo Capital in order to clarify that these financial statements relate to the period prior to the reverse acquisition of Bark Corporation. We further advise that these financial statements were received and accepted by Bark Corporation during April 2008.

16.

We also note the condition for indemnification relating to the absence of repurchases by June 30, 2008. Please revise to disclose how such clause operates since it appears that no repurchases will be allowed until after June 30, 2008.

In response to Staff’s comment, the Company has expanded the disclosure to confirm that Debondo has agreed to pay to the Company compensation of $25,000 if the Company exercises the right to redeem the shares held by the Exwal shareholders pursuant to the Repurchase and Lock-Up Agreements. As noted by Staff, the Company under the present wording of the indemnification agreement is not entitled to exercise the repurchase right until after June 30, 2008. Accordingly, the Company is seeking an amendment to the indemnification agreement to clarify that this obligation will continue after June 30, 2008 in order that this agreement operates as intended. The Company has also added disclosure that there is no assurance that Debondo will agree to this amendment to the indemnification agreement.

Management’s Discussion & Analysis of Financial Condition, page 60

17.

Expand to include an overview section addressing management’s reasons for engaging in the reverse merger. Also address the reasons for becoming a U.S. reporting company when the company’s business is overseas. Discuss any plans to expand the company’s business in the U.S. and what factors management will consider in deciding whether to acquire Anaconda TV.

In response to Staff’s comment, the Company has expanded the MD&A section to include management’s reasons for engaging in the reverse merger and to state why management believes that it is advantageous for the Bark business to be owned by a U.S. reporting company. The Company has added an additional paragraph summarizing the financial requirements for the exercise of the option to acquire an interest in Anaconda TV and to state those factors that management will consider in deciding whether to exercise this option.

18.

We note the statement on page 13 that the going-concern opinion delivered by your auditors relates to your negative working capital, which has been caused by a delay in obtaining a confirmed long-term financing. Please revise your MD&A to detail the circumstances of such delay.

In response to Staff’s comment, the Company has updated its disclosure on the status of the long-term financing. The delay was the result of a pre-existing first priority mortgage against our Copenhagen office priority which is preventing the lender from obtaining its required first priority. This issued has been resolved and financial institution has issued a commitment letter dated April 22, 2008.

19.	Please revise to include an overview of your known contractual obligations in tabular format. Please refer to Item 303(a)(5) of Regulation S-K for further guidance.

In response to Staff’s comment, the Company has added a table summarizing its contractual obligations as at December 31, 2007. We also note that the Company is a “smaller reporting issuer” and consequently this disclosure is not mandated under Regulation S-K.

Results of Operations, page 63

Revenue, page 63

20.

We note your statement on page 64 that you “anticipate” a larger customer base and the increased number of revenue generating professionals contributing to great revenue in fiscal 2008 as compared to 2007. Balance this statement with a discussion of management’s expectation about expenses for 2008 and whether management expects the increase in revenues to result in a decrease in the company’s net loss in 2008.

In response to Staff’s comment, the Company has expanded the discussion of its “Net Loss” to disclose that management expects that increased expenses in 2008, as disclosed under “Selling, General and Administrative Expenses”, will exceed increases in revenues, with the result that management expects that losses will increase for 2008.

Liquidity and Capital Resources, page 66

21.

In view of the uncertainties concerning your company’s continued existence as a going concern, please revise to provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Discuss the issuance of a going concern opinion by your auditors and provide a more detailed description of management’s specific, viable plans for overcoming your financial difficulties and management’s assessment of the likelihood that such plans can be effectively implemented. For example, while we note reference to the $10 million financing with PacificWave as a member of DeBondo’s “Broker/Dealer Network” elsewhere in your registration statement, it is not discussed in your MD&A.

Those elements of your plans that are particularly significant or critical to overcoming your company’s present financial difficulties should be clearly identified and discussed. The plans should include exactly who is planning to contribute funds to the company, how much those funds are expected to be, and when those funds are to be contributed. Additionally, there should be a reasonably detailed discussion of your company’s ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented. The viability plan description should be included in management’s discussion and analysis of liquidity and in the footnotes to the financial statements.

In response to Staff’s comment, the Company has expanded the discussion in Liquidity and Capital Resources in order to provide a detailed discussion of the going concern issue and the Company’s cash requirements as follows:

“Going Concern

Our auditors have issued a going concern opinion in their report on our financial statements for the year ended December 31, 2007. Our audited financial statements have been prepared assuming that we will continue as a going concern. We currently have and had as at December 31, 2007 negative working capital and limited financial resources available to pay ongoing financial obligations as they became due. These conditions raise substantial doubt about our ability to continue as a going concern.

Our negative working capital position is principally attributable to our short term bridge loan in the amount of DKK 21,900,0000 (equivalent to $4,315,000) from Danske Bank that we arranged in October 2007 in order to enable us to acquire our head office property in Copenhagen. The original due date for repayment of this loan was December 31, 2007. We arranged for a long-term loan, as described above, that would repay this short term bridge loan in full. Due to the presence of a first priority mortgage against our Copenhagen office property, we were delayed in completing this re-financing. A portion of the loan of DKK 7,000,000 (equivalent to $1,379,200) was effectively refinanced prior to the issuance of the Company’s financial statements for the year ended December 31, 2007. This amount was classified as long-term debt in the financial statements as at December 31, 2007. The remaining balance of DKK 14,900,000 (equivalent to $2,935,800) was not refinanced and consequently was classified as a current liability as at December 31, 2007. Subsequent to the issuance of our financial statements for the year ended December 31, 2007, we have received a commitment letter dated April 22, 2008, from a credit institution confirming their commitment to refinance the remaining loan of DKK 14,900,000. Upon completion of this refinancing, the entire loan balance of DKK 21,900,000 (equivalent to $4,315,000) will be classified as a long-term liability, and we believe we will be able to continue as a going concern. Our management believes that it is likely that we will be able to complete this refinancing based on the April 22, 2008 commitment letter.

Cash Requirements

We are presently generating positive cash flows from our operating activities. However, we believe that these cash flows will not be sufficient to pay for the costs of preparing and filing the registration statement of which this prospectus forms a part with the Securities and Exchange Commission. To the extent that cash flows from our business operations are not sufficient to cover these expenses, we anticipate that we will be able to draw on our DKK 2,000,000 ($394,000) loan facility, as described above under “Bank Indebtedness” to cover these expenses.

We will require additional financing in order to pursue the expansion of our business, either through growth or acquisitions. This includes the acquisition of any interest in Anaconda.TV, as discussed below, if we decide to exercise our option. We are undertaking the process of filing a registration statement with the Securities and Exchange Commission in the United States and will pursue public trading of our shares on the OTC Bulletin Board as an initial step in our efforts to raise additional financing. We are undertaking this process as we believe that investors may be more willing to invest in a company which has a public market for its securities. We also entered into the engagement agreement with PacificWave Partners Limited with the objective of securing additional financing in the amount of $10 million. However, we do not have any funding commitment from PacificWave Partners Limited and there is no assurance either that our shares will be traded on the OTC Bulletin Board or, if trading commences, that we will raise any additional financing from either PacificWave Partners Limited or any other investors. We also plan to pursue alternate financing beyond the arrangement with PacificWave Partners Limited, which may be either debt or equity financing. If we are not successful in raising additional financing, then we may not be able to expand our business as anticipated. If we are successful in raising additional financing, then we will adjust our expansion plans based on the amount of funds available to us. We may also determine to use a portion of the proceeds to repay outstanding debt.”

With respect to the financial statements, the Company has revised the subsequent events footnote (Note 22) to disclose the commitment letter which was received by the Company on April 22, 2008.

Executive Compensation, page 75

22.	Revise to include the disclosure required by Item 402(b) of Regulation S-K (compensation discussion and analysis).

In response to Staff’s comment, we advise that the Company is a “smaller reporting company” and as a result is not required under Regulation S-K to provide the Compensation Discussion and Analysis. As discussed with Staff, the cover page of the Form S-1 is confusing and as a result the box denoting “smaller reporting issuer” was not ticked when the Form S-1 was filed. The Company’s position that it is a “smaller reporting company” was conveyed to Staff in a discussion that took place during the course of

Staff’s review. The box on the cover page denoting “smaller reporting issuer” has been ticked on the Amendment No. 1 and we trust that this resolves any confusion.

Financial Statements of Bark Corporation A/S, page F-3

23.

We refer to the acquisition of Bark Corporation on February 29, 2008 by Bark Group Inc. When a reverse acquisition or recapitalization occurs after the latest balance sheet date, the financial statements of the accounting acquirer should be retroactively restated to reflect the capital structure of the legal acquirer. In this case, the financial statements of Bark Corporation should be retroactively restated to reflect the capital structure of Bark Group Inc., reflecting the exchange ratio and the new par value. However, the issuance of shares by Bark Group in the acquisition transaction will be reflected in the financial statements for the period ended March 31, 2008. Please revise accordingly.

The Company notes Staff’s comment and respectfully advises the Staff that the financial statements have been retroactively restated to reflect the capital structure of Bark Group including the exchange ratio and the new par value.

24.

In addition, the financial statements should be labelled as those of Bark Group since it will now reflect the capital structure of Bark Group. You should also revise the calculation of loss per share for all periods to reflect the capital structure of Bark Group.

The Company advises Staff that the financial statements have been renamed to Bark Group and the loss per share calculations have been revised to reflect the capital structure of Bark Group.

25.	Please delete the pro forma balance sheet presented at page 58, since the acquisition of Bark Corporation A/S is accounted for as a recapitalization, rather than a business combination.

The Company notes Staff’s comment and have deleted the pro forma balance sheet as requested.

Note 3 – Acquisitions, page F-12

26.        We refer to the 651 shares of Class B redeemable stock in Bark Advertising. Please tell us your basis for determining the fair value of the shares at the date of acquisition.

The Company notes the Staff’s comment and advises the Staff that the fair value of the 651 shares of Class B redeemable stock in Bark Advertising was determined based on the cash consideration paid to a selling shareholder of Bark Copenhagen A/S.

That is, on May 14, 2007 Bark Advertising acquired 100% of the capital stock of Bark Copenhagen, for a purchase price totaling DKK 12,000,000 (USD 2,191,300), comprised of a cash payment of DKK 3,594,000 (USD 656,300) in addition to the issuance of 651 shares of Series B redeemable stock in Bark Advertising A/S valued at DKK 8,406,000 (USD 1,535,000). The cash payment of DKK 3,594,000 (USD 656,300) was paid to one selling shareholder, and equated to a fair value of DKK 12,912 (USD 2,373) per common share acquired. The Company used this value as a basis for the determination of the fair value of their Series B redeemable shares.

The Company also advises the Staff that on the same day, May 14, 2007, the Company issued a further 50 Series B redeemable stock in Bark Advertising to two senior employees of the Company. The price paid by such employees was DKK 12,000 (USD 2,206) per share; the Company took the difference between this value, and DKK 12,912 (USD 2,373) per common share to salaries expense, which is allocated between cost of revenues and selling, general and administrative expenses within the financial statements.

The Company has revised the disclosure in Note 3 to make clear the basis on which the fair value of the Series B redeemable stock in Bark Advertising is determined.

Note 12 – Minority Interests, page F-19

27.

We refer to the Class B redeemable stock of Bark Advertising. We note that you have recorded these shares as a minority interest with a value of $1,875,000 at December 31, 2007. Please tell us how you evaluated the redemption provisions of the Class B shares to determine the balance sheet classification. In your response, please tell us how you considered the guidance provided in EITF Topic D-98 and SFAS No. 150 in your analysis.

The terms of the Class B shares include the following redemption preferences:

a)

the shares can be redeemed by the Class B shareholders on June 1, 2010 at the purchase price or at the proportional right of ownership of Bark Advertising times average profit before tax in Bark Advertising for the last three financial years times a multiple of five. One of the shareholders can put his 92 Class B shares on December 31, 2008 if he chooses to retire from his job in Bark Copenhagen;

b)	in order to be redeemed, the Class B shareholders must inform Bark Advertising of the election to redeem on January 1, 2010 at the latest;

c)

if the Class B shareholders choose not to be redeemed, Bark Advertising starting from June 1, 2010 and on will have the right to redeem the Class B shares at the same terms as mentioned above. However, if a Class B shareholder renounces his rights to be redeemed on June 1, 2009 at the latest, Bark Advertising will lose the right to redeem the shareholder; and

d)

if the Class B shares are redeemed, Bark Advertising has the right to pay back the shares over a period of 24 months with an interest rate of the discount rate of the Danish National Bank (currently 4.25% per annum) plus 3% per annum.

The Company reviewed the redemption provisions of the shares issued from the perspective of Bark Advertising and Bark Corporation and concluded that none of the provisions meet the definition of mandatorily redeemable financial instruments as defined in SFAS No. 150 paragraph 9. A mandatorily redeemable financial instrument is “any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.” The shares can be redeemed on June 1, 2010 only if the shareholders have requested redemption on or before January 1, 2010. The redemption features were determined to be conditional as the redemption date is not specified, determinable or certain to occur until the request for redemption is made. As a result of this conclusion, the redeemable shares are not within the scope of SFAS 150.

The Company also reviewed the redemption provisions from the perspective of Bark Advertising and Bark Corporation using the guidance provided in paragraph 2 of EITF Topic D-98 which requires “securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.” As noted above, the shares can be redeemed at the option of the holder. Due to this condition, the redeemable shares should not be classified as permanent equity. Since the redeemable shares represent minority interests in Bark Advertising, we have presented this minority interest as a separate line item between long-term liabilities and shareholders' equity in Bark Corporation’s consolidated balance sheet consistent with the presentation required by Regulation S-X, Rule 5-02(27).

The Company advises that it will continually monitor the status of redemption provisions of the shares and, if at any point, the provisions become unconditional and within the scope of SFAS 150, it will reclassify the minority interests to a liability.

28.	We note that the Class B shareholders are entitled to receive 20% of Bark Advertising’s 2007 after-tax profit. Please tell us how you accounted for this allocation, if applicable.

The Company respectfully advises the Staff that all Class B shareholders are employees of the Company. In the Service Agreements (employment contracts) of such employees for each of 2007 and 2008, each Class B shareholder/employee is entitled to share in a distribution equivalent to 20% of Bark Advertising’s Danish GAAP profit after tax less deductions for the management fee to Bark Corporation A/S and interest expenses related to purchases of shares in subsidiaries. In 2007, this payment amounted to USD 59,900 (DKK 326,000), and was allocated to each employee shareholder based on the proportional number of shares held and accrued at year end.

The Company considers the aforementioned payment to the Class B shareholders to be compensation, as it is being given to shareholders/employees in their capacity as employees of the Company, and as a reward for services provided to the Company.

In the 2007 year end financial statements, this bonus was allocated between cost of revenues and selling, general and administrative expenses within the consolidated financial statements.

The Company also respectfully advises the Staff that ownership of the Class B shares is contingent on the B shareholder remaining in the full-time employment of the Company. If the employee resigns or is terminated, the B shares are redeemed by the Company.

Additional Comments

Further to the telephone conversation between the undersigned and Mr. John Zitco, the Company has amended the registration statement to identify DeBondo Capital as a promoter of the Company. The Company is of the view that PacificWave is not a promoter as has not been involved in the organization of the Company. Its activities have been limited to execution of the financial advisory agreement. PacificWave was not involved in the reorganization transaction whereby the Company acquired Bark Corporation, nor in the organization of Bark Corporation.

Please advise if you have any questions or comments regarding the Form S-1/A1.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl

cc:	Christine Adams, Staff Accountant, Division of Corporation Finance

cc:	Bark Group Inc.
Attn.: Bent Helvang, Chairman, Anders Hageskov, President and CEO, and Ole Bjerre, Chief Financial Officer